DIREXION MONTHLY CHINA BULL 2X FUND (DXHLX)

A SERIES OF THE DIREXION FUNDS

Supplement dated July 28, 2017
to the Summary Prospectus, Prospectus and Statement of Additional Information (“SAI”) each dated December 29, 2016

       The Direxion Monthly China Bull 2X Fund (the “Fund”) will close to new investments (except reinvested dividends and capital gain distributions) as of the close of regular trading on the New York Stock Exchange on August 15, 2017. The Fund’s assets will be converted to cash and the Fund will no longer pursue its stated investment objective and will close to all investments (except reinvested dividends and capital gain distributions) after the close of trading on August 22, 2017 in order to pursue an orderly liquidation. The Fund will be liquidated on August 29, 2017 (the “Liquidation Date”).

       After the Liquidation Date, any shareholder who has not redeemed shares of the Fund, or exchanged them for shares of other investment series of the Direxion Funds (the “Trust”), prior to the Liquidation Date will receive a payment representing the shareholder’s proportionate interest in the net assets of the Fund as of the Liquidation Date.  Shareholders of the Fund may continue to redeem shares of the Fund on or before the Liquidation Date.

       On or about the Liquidation Date, the Fund will liquidate its assets and distribute cash pro rata to all remaining shareholders who have not previously redeemed or exchanged their shares. These distributions are taxable events. In addition, these payments to shareholders will include accrued capital gains and dividends, if any.  As calculated on the Liquidation Date,  the Fund’s net asset value will reflect the costs of closing the     Fund.  Once the distributions are complete, the Fund will terminate.

       Rafferty Asset Management, LLC (“Rafferty”), the Fund’s investment adviser, informed the Board of Trustees (the “Board”) of the Trust of its view that the Fund could not continue to conduct its business and operations in an economically efficient manner due to the Fund’s inability to attract sufficient investment assets and recommended the Fund’s closure and liquidation to the Board. The Board determined, after considering Rafferty’s recommendation, that it is in the best interests of the Fund and its shareholders to liquidate and terminate the Fund as described above.

For more information, please contact the Funds at (800) 851-0511.

Please retain this Supplement with your Summary Prospectus, Prospectus and SAI.